PETROTEQ IS PLEASED TO ANNOUNCE THAT TSX VENTURE EXCHANGE HAS ACCEPTED ITS APPLICATION
FOR THE RESUMPTION OF TRADING IN ITS COMMON SHARES

SHERMAN OAKS, CA / ACCESSWIRE / May 24, 2022 / Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE)(OTC PINK:PQEFF)(FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, is pleased to announce that TSX Venture Exchange (the "Exchange") has accepted the Company's application for the resumption of trading in the Company's common shares (the "Common Shares"). The shares of Petroteq are expected to resume trading this week.

Mr. Podlipskiy, Petroteq's CEO commented, "the Company wishes to take this opportunity to thank its compliance advisors and legal experts in assisting management in this effort, for which the Company expresses great appreciation. Likewise, the Company expresses gratitude for the efforts by the Exchange and its compliance staff for their work toward a mutually agreeable and orderly resumption of trading. The Company wishes to thank shareholders for their patience and commitment to Petroteq during this challenging period."

Corporate Update:

On August 9, 2021, the Ontario Securities Commission ("OSC") issued a cease trade order ("CTO") due to the Company's failure to file its quarterly report on Form 10-Q (and related certifications) for the period ended May 31, 2021 on or before July 30, 2021, as required under Canadian National Instrument 51-102 - Continuous Disclosure Obligations, as previously disclosed as a result of Petroteq's late quarterly filing of May 21, 2021.

Please refer to Company's press release issued on October 6, 2021:

https://ir.petroteq.com/news-presentations/press-releases/detail/400/petroteq-provides-update-on-tsxv-application-for

As a result of the CTO, trading of Petroteq's common shares was suspended on the TSXV. The continued halt of the Company's common shares by the Exchange was a result of unapproved issuances of common shares priced below what the Exchange generally approves for convertible securities. The OSC revoked its cease trade order effective August 24, 2021.

As part of the trading reinstatement review conducted by the Compliance and Disclosure department of the TSXV, it was a requirement that Petroteq be made whole in respect of the value of Petroteq shares that were issued below minimum acceptable discount to market price. This has now been satisfied by an irrevocable cash payment to Petroteq from its former CEO Alex Blyumkin. Mr. Blyumkin paid a total of $2,822,000 US dollars to Petroteq for no consideration and to the benefit of Petroteq shareholders.

Additionally, it was agreed that Petroteq would establish a Regulatory Oversight and Advisory Committee ("the ROC") in order to mitigate the risk of non-compliance with TSXV policies and filing requirements as per the TSXV Corporate Finance Manual. The mandate of the ROC is to ensure that all activities of Petroteq requiring filing and/or the approval of the TSXV are appropriately prepared, reviewed by the ROC and filed with the TSXV.

The ROC will be populated by a minimum of three and a maximum of five members with a majority of members being independent of management. ROC meetings will be held, at minimum once per month.

The ROC will issue a news release certifying that it is comfortable that Petroteq has made all required exchange filings and that based on the ROC's review of the filings, that they are in compliance with TSXV policies.

In order to discharge its mandate, the ROC will cause the following controls to be put in place and maintained at Petroteq:

● Monthly review of treasury reports and transfer agent reports

● Monthly review of corporate bank statements to ensure any corporate finance transactions have been captured and evaluated against the TSXV Corporate Finance Manual

● ROC to have official observer status at all board and board sub-committee meetings

● ROC will be authorized to request, receive, and inspect all documents or records that it feels are required to discharge its mandate

● All recommendations from ROC to the board of Petroteq that are not accepted will result in the ROC notifying the compliance and disclosure department of TSXV of the same and issuing a news release advising the market of the nature of the recommendation and the rationale of the board for not accepting the ROC's recommendation.

● All changes to the composition of the ROC committee members will be filed with the Compliance and Disclosure department of TSXV and disseminated via new release.

The ROC will be operated by Nicholas Thadaney and Ungad Chadda who are both seasoned financial and capital markets executives with expansive experience and knowledge that will assist Petroteq and its board and management in complying with their obligations to the exchange.

Among other accomplishments and credentials, Mr. Thadaney and Mr. Chadda are both former executives of TMX Group which is the parent company of TSX Venture Exchange. Specifically, in Mr. Chadda's case he held a multitude of roles within the TSX Venture Exchange (including Chief Operating Officer) and its predecessor entities dating back to 1997. Mr. Chadda left the Exchange in June of 2019 after a 21-year career with TMX. Mr. Thadaney has held the positions of CEO of Global Equity Capital Markets at TMX Group as well as CEO of ITG Canada Corp. Mr. Thadaney also has considerable regulatory board experience having served as a director on the board of IIROC among others.

Mr. Thadaney and Mr. Chadda will also assist Petroteq in its efforts to appoint a new CEO that is acceptable to TSXV as well as the board and shareholders of Petroteq. Petroteq has undertaken to recruit and hire a CEO within the next 60 days and will update the market on the progress of the search mandate regularly.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation, and licensing of a patented, environmentally safe, and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge, Utah without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company are intended to identify forward-looking information, including statements with respect to a reinstatement to trading on the Exchange. Readers are cautioned that there is no certainty that it will be commercially viable to produce any portion of the resources. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation, the Exchange concluding its reinstatement review to ensure the Company has satisfactorily complied with Exchange requirements. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: failure by the Exchange to be satisfied with the Company's reinstatement application; uncertainties inherent in the estimation of resources, including whether any reserves will ever be attributed to the Company's properties; since the Company's extraction technology is proprietary, is not widely used in the industry, and has not been used in consistent commercial production, the Company's bitumen resources are classified as a contingent resource because they are not currently considered to be commercially recoverable; full scale commercial production may engender public opposition; the Company cannot be certain that its bitumen resources will be economically producible and thus cannot be classified as proved or probable reserves in accordance with applicable securities laws; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; state of capital markets and the ability of the Company to raise capital; litigation; the commercial and economic viability of the Company's oil sands hydrocarbon extraction technology, and other proprietary technologies developed or licensed by the Company or its subsidiaries, which currently are of an experimental nature and have not been used at full capacity for an extended period of time; reliance on suppliers, contractors, consultants and key personnel; the ability of the Company to maintain its mineral lease holdings; potential failure of the Company's business plans or model; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses, availability of financing and other capital; potential damage to or destruction of property, loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; uninsurable or uninsured risks; potential conflicts of interest of officers and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.
Vladimir Podlipsky
Interim Chief Executive Officer
Tel: (800) 979-1897

SOURCE: Petroteq Energy Inc.